Exhibit 99.3

DUE TO CERTAIN REGULATORY CONSTRAINTS, ISILON IS LIMITED IN ITS ABILITY TO PROVIDE YOU

WITH ADDITIONAL INFORMATION REGARDING THE EXCHANGE PROGRAM BEYOND WHAT IS

CONTAINED IN THIS FAQ AND IN PUBLIC SEC FILINGS.

ISILON SYSTEMS, INC.

STOCK OPTION EXCHANGE PROGRAM

FREQUENTLY ASKED QUESTIONS

March 13, 2009

General Information

The following Frequently Asked Questions address common questions that you may have about the proposed stock option exchange program. Stockholder approval of the exchange program will be solicited at our annual meeting of stockholders to be held on April 20, 2009.

This FAQ is based on the information contained in our preliminary proxy statement filed with the Securities and Exchange Commission, referred to as the “SEC,” on March 13, 2009. Even if stockholders approve the exchange program, the board of directors may still later determine not to implement the exchange program. The information in this FAQ is provided as of March 13, 2009, and does not contain complete details about the exchange program (more information will follow upon commencement of the program). Additional information about the proposed exchange program is available in our preliminary proxy statement, which may be accessed at www.sec.gov or on our website at www.isilon.com by clicking on “Company,” then “Investor Relations,” then “SEC Filings.” Due to SEC regulations, Isilon cannot advise you as to whether or not it will make sense for you to participate in the exchange program. Isilon is also limited in its ability to provide you with additional information regarding the exchange program beyond what is contained in this FAQ and in public SEC filings.

Frequently Asked Questions

1.	What is the stock option exchange program?

Stock options constitute a key component of Isilon’s incentive and retention programs, encouraging employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our stock, which in turn helps grow our company’s value.

Many employees hold stock options with exercise prices significantly higher than the market trading price of our common stock (such stock options are also known as “underwater” stock options). The exchange program is a voluntary, one-time opportunity for eligible employees (excluding executive officers and directors) to surrender certain outstanding underwater stock options in exchange for a lesser number of new stock options that will be granted with a lower exercise price.

Isilon Systems, Inc.

Stock Option Exchange Program — Frequently Asked Questions

March 13, 2009

2.	Who would be eligible to participate in the stock option exchange program?

The exchange program would be open to employees in our U.S. and international locations who are employed by us or our subsidiaries at the start of the exchange program. Our executive officers and members of our board of directors will not be eligible to participate. Although we intend to offer the exchange program to all or substantially all employees, we may exclude employees in certain non-U.S. jurisdictions from the exchange program if local law or other constraints would make their participation infeasible or impractical.

3.	What if I elect to participate and leave Isilon before the stock option exchange program ends?

If you elect to participate in the exchange program and your employment ends for any reason (including voluntary resignation, retirement, involuntary termination, layoff, death or disability) before the date the new stock option is granted, your exchange election would be cancelled and you would not receive a new stock option grant. If this occurs, no changes would be made to the terms of any of your outstanding stock options and such stock options would be treated as if you had declined to participate in the exchange program.

4.	What if I elect to participate and leave Isilon after the new stock options are granted?

If you elect to participate in the exchange program and your employment ends for any reason following the date the new stock option is granted, your exchange election would be processed, you would receive a new stock option grant and the terms and conditions of the new stock option grant would apply.

5.	What stock options would be eligible for exchange under the stock option exchange program?

To be eligible for exchange, a stock option needs to have an exercise price at or above the 52-week high trading price of Isilon’s common stock as reported by the NASDAQ Global Market — measured from the commencement of the exchange program.

6.	When would the stock option exchange program take place?

Subject to stockholder approval, we intend to commence the exchange program on or shortly after April 24, 2009. If you are eligible to participate, you will receive notification from us upon commencement of the exchange program. Eligible employees will be given at least 20 business days to make an election to exchange their eligible stock options. New stock option grants would be granted on the same business day the exchange program expires. The board of directors still may determine, in its sole discretion, not to implement the exchange program even if stockholder approval is obtained.

Isilon Systems, Inc.

Stock Option Exchange Program — Frequently Asked Questions

March 13, 2009

7.	If I participate in the stock option exchange program, how many stock options would I receive in a new stock option grant?

The number of new stock options would be determined using exchange ratios designed to result in the new stock options having a “fair value” (a value determined by using an industry standard option valuation model, known as Black-Scholes, which takes into account many variables, including the volatility of our stock and the expected term of an option award) approximately equal to the stock options that are exchanged, and in such a manner to be cost-neutral to Isilon from an accounting perspective. The actual exchange ratios would be determined by the board of directors and communicated to eligible employees at the commencement of the exchange program.

8.	Can you provide me with an example of how the exchange ratios would work?

Although the exchange ratios will not be determined until the exchange program commences, below is a hypothetical example.

Assume the exchange program begins on April 24, 2009, and the applicable 52-week high trading price is $5.15. Under these assumptions, stock options with an exercise price at or above $5.15 per share would be eligible for the exchange program. If, at the time the exchange ratios are set, the fair market value of Isilon common stock was $2.00, based on a standard option valuation method model of determining the exchange ratio, the following exchange ratios would apply:

If the Exercise Price of an Eligible Option is:	The Exchange Ratio Would be (Eligible Option to Replacement Option):
$5.15 to $6.12	1.25-to-1
$6.13 to $12.20	1.50-to-1
$12.21 and above	2.00-to-1

The following illustrates how the exchange ratios would apply in the hypothetical exchange of eligible stock options:

Eligible Stock Option Grant	Exercise Price	Exchange Ratio	New Stock Option Grant
500 stock options	$9.00	1.50-to-1	333 stock options (500 divided by 1.50)

1,200 stock options	$12.21	2.00-to-1	600 stock options (1,200 divided by 2.00)

Total stock options exchanged: 1,700
Total new stock options: 933

9.	Why isn’t the exchange ratio 1-to-1 for all eligible stock options?

The underwater stock options have less value than the new stock options that would be granted in the exchange program; therefore, more underwater stock options would be required to equal the fair value of one new stock option. The exchange ratios were determined using the option valuation model described in Question 7 above in order that the exchange program may be cost-neutral to the company from an accounting perspective.

Isilon Systems, Inc.

Stock Option Exchange Program — Frequently Asked Questions

March 13, 2009

10.	When will my new stock option be granted and what will the new exercise price be?

The new stock option would be granted upon expiration of the exchange program at an exercise price equal to the closing price of Isilon common stock on such date, as reported by NASDAQ.

11.	What would be the vesting schedule for the new stock option grant?

Should you elect to participate in the exchange program, your previously granted stock options would be replaced with a new stock option grant that would be subject to one of the below vesting schedules, determined by the year of grant of the eligible stock option it replaces:

Year of Grant of Eligible Option	Vesting Schedule for New Option
2006	100% of the total shares vesting on the 1-year anniversary of new grant date

2007	2 year vesting schedule: 50% of the total shares vesting on the 1-year anniversary of new grant date, 1/8th of the total shares vesting quarterly thereafter

2008	3 year vesting schedule: 1/3rd of the total shares vesting on the 1-year anniversary of new grant date, 1/12th of the total shares vesting quarterly thereafter

12.	What would be the expiration date for the new stock option grant?

Should you elect to participate in the exchange program, your previously granted stock options would be replaced with a new stock option grant that would be subject to one of the below terms, subject to earlier termination as set forth in the plan or upon your ceasing to provide services to Isilon or one of its subsidiaries as described in your option agreement, determined by the year of grant of the eligible stock option it replaces:

Year of Grant of Eligible Option	Range of Expiration Dates for Original Options	Term of New Option (from Date of Grant)
2006	2/13/2016 – 12/14/2016	6 year term
2007	1/15/2017 – 12/17/2017	7 year term
2008	1/17/2018 – 12/15/2018	8 year term

13.	Will the new stock option grant be an incentive stock option or nonstatutory stock option?

For U.S. tax purposes, all new stock option grants will be nonstatutory stock options, regardless of whether the exchanged stock option was an incentive stock option or nonstatutory stock option.

Isilon Systems, Inc.

Stock Option Exchange Program — Frequently Asked Questions

March 13, 2009

14.	If I elect to participate, when would I receive my new stock option grant?

The new stock option will be granted on the same U.S. business day as the expiration of the exchange program. You will receive the stock option agreement for your new stock option as soon as administratively feasible following the date of grant.

15.	If I choose to participate in the stock option exchange program, do I have to exchange all of my eligible stock option grants?

No. Under the exchange program, you would be able to exchange eligible stock options on a grant-by-grant basis. This means that you may choose to exchange some stock option grants, and choose not to exchange others. However, if an eligible stock option is tendered for exchange, all of the unexercised shares (vested and unvested) subject to such eligible option must be surrendered.

16.	Do I have to participate in the stock option exchange program?

Participation in the exchange program would be completely voluntary. If you choose not to participate, you would retain any and all of your currently outstanding stock options that were not surrendered and you would not receive a new stock option grant. No changes would be made to the terms of any eligible stock option grant not surrendered in the exchange program.

17.	Can I exchange shares of Isilon common stock that I acquired upon exercise of my Isilon stock options?

No. This offer would only apply to outstanding Isilon stock options that are eligible under the exchange program. You would not be able to exchange shares of Isilon stock that you own outright.

18.	Will I be required to give up all of my rights under the exchanged stock options?

Yes. On the closing date of the exchange program, the stock options you surrender in exchange for new stock options would be cancelled and you would no longer have any rights under those surrendered stock options.

19.	Will the terms and conditions of the new stock option grant be the same as the exchanged stock options?

No. The new stock option grants will all be nonstatutory stock options and will be subject to the terms and conditions of the Isilon Systems, Inc. 2006 Equity Incentive Plan and form stock option agreement under such plan. The new stock options would have a different exercise price, vesting schedule, and term than the exchanged stock options.

20.	Would I owe taxes if I participate in the program?

Generally, the exchange of eligible stock options should be treated as a non-taxable exchange and no income should be recognized upon the grant of the new stock options for U.S. federal income tax purposes. The tax consequences for participating international employees may differ from the U.S. federal income tax consequences and in some instances are not entirely certain. If the exchange

Isilon Systems, Inc.

Stock Option Exchange Program — Frequently Asked Questions

March 13, 2009

program occurs, Isilon will provide a general summary of the tax consequences for international employees. However, the summary does not discuss all of the tax consequences that may be relevant to you, nor is it intended to be applicable in all respects to all categories of eligible employees. It is strongly recommended that you consult your own accountant or financial advisor for additional information about your personal tax situation before electing to proceed in the exchange program.

21.	Where can I get more information about the stock option exchange program?

(a) You can read our preliminary proxy statement that was filed with the SEC on March 13, 2009. A copy of the preliminary proxy can be accessed at www.sec.gov or on our website at www.isilon.com by clicking on “Company,” then “Investor Relations,” then “SEC Filings.”

(b) Upon commencement of the option exchange program, a Tender Offer Statement on Schedule TO will be filed with the SEC. This information will also be sent to eligible employees at the time the exchange program commences. Copies of such documents, when filed with the SEC, can also be accessed via our website.

(c) You may contact equitybenefits@isilon.com with questions; however, please note that due to certain regulatory constraints we may not be able to answer all of your questions until the exchange program officially commences.

We have not commenced the exchange program to which this communication pertains and will not do so unless we receive the requisite stockholder approval at our 2009 annual meeting of stockholders. Even if the requisite stockholder approval is obtained, we may still decide later not to implement the exchange program. Isilon will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the exchange program. Persons who may be eligible to participate in the exchange program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the exchange program. Isilon stockholders and option holders will be able to obtain these written materials and other documents filed by Isilon with the SEC free of charge from the SEC’s website at www.sec.gov. We will also be able to provide hard copies of the tender offer materials upon request to the corporate secretary of the company.